October 18, 2017

VIA EDGAR

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Justin Dobbie
Legal Branch Chief

Re:	LiveXLive Media, Inc.
Registration Statement on Form S-1
Filed May 11, 2017, as amended
File No. 333-217893

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of LiveXLive Media, Inc. that the effective date of the above-referenced Registration Statement not occur on October 18, 2017, as previously requested in our letter to you dated October 16, 2017, and instead be accelerated so as to permit it to become effective at 4:15 p.m. Washington, D.C. time on October 19, 2017, or as soon thereafter as practicable.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
BMO Capital Markets Corp.
As Representative of the Several Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ David Geiman
Name: David Geiman
Title: Vice President